                             PP&L RESOURCES, INC.

                                                      [LOGO OF PPL APPEARS HERE]

                       OFFER TO PURCHASE FOR CASH UP TO
                     17,000,000 SHARES OF ITS COMMON STOCK
                  AT A PURCHASE PRICE NOT IN EXCESS OF $27.00
                        NOR LESS THAN $24.50 PER SHARE

--------------------------------------------------------------------------------
    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT. NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 11, 1998, UNLESS THE OFFER
                                 IS EXTENDED.
--------------------------------------------------------------------------------

  PP&L Resources, Inc., a Pennsylvania corporation ("Resources" or the "Company"), hereby invites its shareowners to tender shares (the "Shares") of its Common Stock (the "Common Stock") to the Company at a price not in excess of $27.00 nor less than $24.50 per Share in cash, as specified by shareowners tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal which together constitute the "Offer." The Company will determine a single price per Share, not in excess of $27.00 nor less than $24.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareowners. The Company will select the lowest Purchase Price that will allow it to purchase up to 17,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not in excess of $27.00 nor less than $24.50 per Share. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and odd lot tender provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 17,000,000 Shares pursuant to the Offer. See Section 6.

 THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.


  The Shares are listed and traded on the New York Stock Exchange (the "NYSE") and the Philadelphia Stock Exchange (the "PhSE"), under the symbol "PPL." On August 13, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the reported closing sales price per Share on the NYSE was $24.50. SHAREOWNERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREOWNERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH SHAREOWNER MUST MAKE SUCH SHAREOWNER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                ---------------
                                   IMPORTANT

  Any shareowner desiring to tender all or any part of such shareowner's Shares should either (a) complete and sign a Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and either mail or deliver the Letter of Transmittal, the stock certificates for such Shares with any required signature guarantee and any other required documents, to Norwest Bank Minnesota, N.A. (the "Depositary"), or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or
(b) request such shareowner's broker, dealer, commercial bank, trust company or other nominee (each of the foregoing, a "Custodian") to effect the transaction for such shareowner. Owners of Shares registered in the name of a Custodian should contact such Custodian if they desire to tender their Shares. Any shareowner who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedures for book-entry transfer by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3. SHAREOWNERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PURCHASE PRICE AT WHICH SUCH SHAREOWNERS ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

                                ---------------

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                     THE DEALER MANAGER FOR THE OFFER IS:
                              MERRILL LYNCH & CO.

August 14, 1998

  THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREOWNERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               ----------------

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
SUMMARY...................................................................  ii
INTRODUCTION..............................................................   1
THE OFFER.................................................................   2
  1. Number of Shares; Proration..........................................   2
  2. Purpose of the Offer; Certain Effects of the Offer...................   4
  3. Procedures for Tendering Shares......................................   6
  4. Withdrawal Rights....................................................  10
  5. Purchase of Shares and Payment of Purchase Price.....................  10
  6. Extension of Offer; Termination; Amendment...........................  11
  7. Certain Conditions of the Offer......................................  12
  8. Price Range of Shares; Dividends.....................................  14
  9. Source and Amount of Funds...........................................  14
 10. Certain Information Concerning the Company...........................  15
 11. Interest of Directors and Officers; Transactions and Arrangements
  Concerning Shares.......................................................  19
 12. Effects of the Offer on the Market for Shares; Registration under the
  Exchange Act............................................................  19
 13. Certain Legal Matters; Regulatory Approvals..........................  20
 14. Certain Federal Income Tax Consequences..............................  20
 15. Fees and Expenses....................................................  23
 16. Miscellaneous........................................................  23

                          FORWARD LOOKING STATEMENTS

  Certain statements contained in this Offer to Purchase concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Although the Company believes that the expectations reflected in these statements are reasonable, there can be no assurance that these expectations will prove to have been correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. The following are among the important factors that could cause actual results to differ materially from the forward-looking statements: state and federal regulatory developments; new state or federal legislation; national or regional economic conditions; weather variations affecting customer usage; competition in retail and wholesale power markets; the need for and effect of any business or industry restructuring; the Company's profitability and liquidity; new accounting requirements or new interpretations or applications of existing requirements; system conditions and operating costs; performance of new ventures; political, regulatory or economic conditions in foreign countries; foreign exchange rates, and the Company's commitments and liabilities. Any such forward-looking statements should be considered in light of such important factors and in conjunction with the Company's other documents on file with the Securities and Exchange Commission.

                                    SUMMARY

  The following summary is solely for the convenience of the Company's shareowners and is qualified in its entirety by reference to the full text of, and more specific details contained in, this Offer to Purchase and the Letter of Transmittal and any amendments hereto and thereto. Each of the capitalized terms used in this Summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

The Company.................  PP&L Resources, Inc. ("Resources" or the
                              "Company"), a Pennsylvania holding company with headquarters in Allentown, Pennsylvania. Its primary subsidiary is PP&L, Inc.

The Shares..................  Shares of the Company's Common Stock, par value
                              $.01 per share.

Purchase Price..............  The Company will determine a single Purchase
                              Price not in excess of $27.00 nor less than $24.50 per Share, net to the seller in cash, that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareowners. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and odd lot provisions. Each shareowner desiring to tender Shares must either (i) specify in the Letter of Transmittal the price (not in excess of $27.00 nor less than $24.50 per Share) at which such shareowner is willing to have such shareowner's Shares purchased by the Company, which could result in no Shares being purchased at that price, or (ii) elect to have such shareowner's Shares purchased at a price determined by the Company in accordance with the terms of the Offer, which could result in such Shares being purchased at a minimum price of $24.50 per Share.

Number of Shares to be
Purchased...................  Up to 17,000,000 Shares (or such lesser number of
                              Shares as are properly tendered and not
                              withdrawn). The Company reserves the right, in its sole discretion, to purchase pursuant to the Offer additional Shares up to 2% of the outstanding Shares without prior notice and without extending the Expiration Date. See
                              Section 6. The Offer is not conditioned on any minimum number of Shares being tendered but is subject to certain other conditions. See Section 7.

Proration...................  If more than 17,000,000 Shares or such increased amount of shares that the Company elects to purchase have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on a pro rata basis, after the purchase of odd lot Shares. See
                              Section 1.

How to Tender Shares........  Shares can be tendered by following the instructions in the enclosed "Letter of
                              Transmittal" and returning it in accordance with those instructions. See Section 3 for further details or, for additional information, call the Company's Information Agent at (888) 750-5835.

Purpose of Tender...........  The Company has developed a financial strategy that is intended to position the Company for the new competitive environment in the electric utility industry. Two key components of the Company's strategy include a reduction in the Company's Common Stock dividend level and a reduction in the Company's permanent capitalization. See Section 2.

                              Effective with the quarterly dividend payable October 1, 1998 to owners of record on September 10, 1998, the Company's quarterly Common Stock dividend will be reduced to $.25 per share ($1.00 annualized rate) from the previous level of $.4175 per share ($1.67 annualized rate). This dividend action better positions the Company to more effectively compete in the energy markets by increasing the Company's future financing flexibility. Additionally, it positions the Company's Common Stock for potential increased growth in market value by retaining a proportionately higher level of earnings in the business for reinvestment.

                              The Offer is a method by which the Company will reduce its permanent capitalization. The price range established for the tender allows those shareowners seeking a more income-oriented investment the opportunity to exit their investment in the Company on potentially more favorable terms than would otherwise be available. However, shareowners who choose not to tender their Shares are also in a position to potentially benefit from this transaction. Non-tendering shareowners will own a greater interest in a company with a potentially stronger earnings per share growth rate.

Brokerage Commissions.......  None. However, a tendering shareowner who holds
                              Shares with such shareowner's Custodian may be required by such Custodian to pay a service charge or other fee.

Stock Transfer Tax..........  None, if payment is made to the registered shareowner.

Expiration Date.............  12:00 Midnight, New York City time, on Friday,
                              September 11, 1998, unless extended by the Company.

Payment Date................  As soon as practicable after the termination of the Offer.

Position of the Company and
its Directors...............  Neither the Company nor its Board of Directors
                              makes any recommendation to any shareowner as to whether to tender or refrain from tendering Shares or as to the purchase price of any tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

Withdrawal Rights...........  Tendered Shares may be withdrawn at any time until 12:00 Midnight, New York City time, on
                              Friday, September 11, 1998, unless the Offer is extended by the Company, and, unless accepted for payment by the Company, after 12:00 Midnight, New York City time, on Friday, October 9, 1998. See
                              Section 4.

Odd Lots....................  There will be no proration of Shares tendered by any shareowner owning beneficially less than an aggregate of 100 Shares who tenders all such Shares at or below the Purchase Price prior to the Expiration Date and who completes the "Odd Lots" box in the Letter of Transmittal. See
                              Section 1.
Dividend Reinvestment
Plan........................  Participants in the Company's Dividend
                              Reinvestment Plan may instruct the administrator of such plan to tender all or part of the Shares credited to such participant's account in the Dividend Reinvestment Plan by following the instructions in the enclosed Letter of Transmittal and returning it in accordance with those instructions.


Employee Stock Ownership
Plan ("ESOP")...............  Participants in the Company's ESOP may instruct the Trustee of the ESOP to tender all or part of the Shares credited to such participant's account in the ESOP by following the instructions contained in the material provided by the Trustee and submitting to the Trustee on or prior to September 8, 1998 the Direction Form provided by the Trustee.

Dividends...................  The Company has announced that the quarterly
                              Common Stock dividend payable on October 1, 1998 will be reduced to $.25 per share ($1.00 annualized rate) from its previous level of $.4175 per share ($1.67 annualized rate). Shares purchased pursuant to the Offer will receive the October 1 dividend.
Lost or Destroyed
Certificates................  Contact the Depositary at (800) 468-9716
                              immediately for assistance. Also, see Section 3 for instructions for tendering Shares for which certificates have been lost, stolen, misplaced or destroyed.

                                 INTRODUCTION

To the Shareowners of PP&L Resources, Inc.:

  The Company invites its shareowners to tender Shares, at a price not in excess of $27.00 nor less than $24.50 per Share, as specified by shareowners tendering their Shares, upon the terms and subject to the conditions set forth in the Offer. The Company will determine a single Purchase Price, not in excess of $27.00 nor less than $24.50 per Share, net to the seller in cash, that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareowners. The Company will select the lowest Purchase Price that will allow it to purchase up to 17,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not in excess of $27.00 nor less than $24.50 per Share. All Shares acquired in the Offer will be acquired at the Purchase Price. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and odd lot tender provisions. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareowners. The Company reserves the right, in its sole discretion, to purchase more than 17,000,000 Shares pursuant to the Offer. See Section 6.

  THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS AUTHORIZED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREOWNERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH SHAREOWNER MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

  Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 17,000,000 Shares are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase first from all Odd Lot Owners (as defined in Section 1) who properly tendered all of their Shares at or below the Purchase Price and then on a pro rata basis from all other shareowners whose Shares are properly tendered at or below the Purchase Price and not withdrawn. See Section 1. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned at the Company's expense promptly after the Expiration Date.

  The Purchase Price will be paid net to the tendering shareowner in cash for all Shares purchased. Tendering shareowners will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. A tendering shareowner who holds Shares with such shareowner's Custodian may be required by such Custodian to pay a service charge or other fee. HOWEVER, ANY TENDERING SHAREOWNER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREOWNER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch" or the "Dealer Manager"), the Depositary and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See Section 15.

  Participants in the Company's Dividend Reinvestment Plan (the "Dividend Reinvestment Plan") may instruct the administrator of such plan to tender all or part of the Shares credited to such participant's account in the Dividend Reinvestment Plan by following the instructions in the enclosed Letter of Transmittal and returning it in accordance with those instructions.

  Participants in PP&L, Inc.'s Employee Stock Ownership Plan (the "ESOP") may instruct the trustee (the "Trustee") of the ESOP to tender all or part of the Shares credited to such participant's account in the ESOP by following the instructions contained in the material provided by the Trustee and submitting to the Trustee on or prior to September 8, 1998 the Direction Form provided by the Trustee.

  As of August 13, 1998, the Company had issued and outstanding 168,287,225 Shares. The 17,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 10% of the Shares outstanding as of August 13, 1998. The Shares are listed and traded on the NYSE and the PhSE under the symbol "PPL." On August 13, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the reported closing sales price per Share on the NYSE was $24.50. SHAREOWNERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

  Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 17,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date at a price (determined in the manner set forth below) not in excess of $27.00 nor less than $24.50 per Share, net to the seller in cash. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, September 11, 1998, unless and until the Company, in its sole discretion, shall have extended the time and date during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's right to extend, delay, terminate or amend the Offer, see Section 6. The Company reserves the right to purchase more than 17,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 6. If the Offer is oversubscribed, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for odd lots as described below.

  In accordance with Instruction 5 of the Letter of Transmittal, shareowners desiring to tender Shares must either (i) specify the price, not in excess of $27.00 nor less than $24.50 per Share, at which such shareowners are willing to sell their Shares to the Company, which could result in no Shares being purchased at that price, or (ii) elect to have such shareowner's Shares purchased at a price determined by the Company in accordance with the terms of the Offer, which could result in such Shares being purchased at a minimum price of $24.50 per Share. The Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering shareowners. The Company will select the lowest Purchase Price, not in excess of $27.00 nor less than $24.50 net per Share in cash, that will allow it to purchase up to 17,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and odd lot provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareowners at the Company's expense as promptly as practicable following the Expiration Date.

  This Offer to Purchase and the related Letter of Transmittal will be mailed to record owners of Shares and will be furnished to Custodians whose names, or the names of whose nominees, appear on the Company's shareowner list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 17,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will accept for purchase properly tendered Shares in the following order of priority:

    (a) First, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Owner who:

      (1) tenders all Shares beneficially owned by such Odd Lot Owner at a price at or below the Purchase Price (tenders of less than all Shares owned by such shareowner will not qualify for this preference); and

      (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

    (b) Second, after purchase of all of the foregoing Shares, all Shares tendered properly at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with adjustments to avoid purchases of fractional Shares) as described below.

  Odd Lots. For purposes of the Offer, the term "odd lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by or on behalf of any shareowner who owned, beneficially or of record, an aggregate of fewer than 100 Shares (an "Odd Lot Owner"), including any Shares held in the Dividend Reinvestment Plan and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Owner must properly tender all Shares beneficially owned by such shareowner in accordance with the procedures described in
Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record owners of an aggregate of 100 or more Shares, even if such owners have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Owner will not only avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts in a sale of such owner's Shares. However, a tendering shareowner who holds Shares with such shareowner's Custodian may be required by such Custodian to pay a service charge or other fee. Any shareowner wishing to tender all of such shareowner's Shares pursuant to the odd lot provisions should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must either (i) properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered or
(ii) elect to have all of such shareowner's Shares purchased at the Purchase Price determined by the Company in accordance with the terms of the Offer by so indicating in the section entitled "Shares Tendered at Price Determined Pursuant to the Offer" in the Letter of Transmittal. See Section 3.

  The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareowner who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of the right.

  Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor promptly following the Expiration Date. Proration for each shareowner tendering Shares, other than Odd Lot Owners, shall be based on the ratio of the number of Shares tendered by such shareowner to the total number of Shares tendered by all shareowners, other than Odd Lot Owners, at or below the Purchase Price. Due to the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot provisions, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareowners may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

  As described in Section 14, the number of Shares that the Company will purchase from a shareowner may affect the United States federal income tax consequences to the shareowner of such purchase and therefore may be relevant to a shareowner's decision whether to tender Shares. The Letter of Transmittal affords each tendering shareowner the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

  Electric utility companies, including PP&L, Inc. ("PP&L"), the electric utility subsidiary of Resources, have experienced and will continue to experience a significant increase in the level of competition in the energy supply market. Federal legislation has created a new class of independent power producers and open access to electric transmission systems for wholesale transactions. In addition, in December 1996 Pennsylvania enacted legislation (the "Customer Choice Act") to restructure the state's electric utility industry to create retail access to a competitive market for the generation of electricity.

  Under the Customer Choice Act, the Pennsylvania Public Utility Commission (the "PUC") is authorized to determine the amount of PP&L's stranded costs to be recovered through a Competitive Transition Charge ("CTC") to be paid by all PUC-jurisdictional customers who receive transmission and distribution service from PP&L. Stranded (or transition) costs are defined in the Customer Choice Act as "generation-related costs which would have been recoverable under a regulated environment but which may not be recoverable in a competitive generation market and which the PUC determines will remain following mitigation by the electric utility."

  In accordance with the Customer Choice Act, PP&L filed its restructuring plan with the PUC on April 1, 1997. PP&L's restructuring plan included a claim of $4.5 billion (on a net present value basis as of January 1, 1999) for transition costs.

  On June 15, 1998, the PUC entered an order in the restructuring proceeding. Under that order, PP&L estimated that it could recover about $2.5 billion in transition costs over the 8 1/2 year transition period prescribed by the order --i.e., through June 30, 2007.

  Numerous parties filed legal challenges to the PUC's June 15 order in state and federal court. PP&L filed an appeal of the order to the Pennsylvania Commonwealth Court, an action for Declaratory Judgment against the order to the Commonwealth Court, and a civil complaint action against the order in the U.S. District Court for the Eastern District of Pennsylvania.

  In July 1998, the PUC offered all parties to the restructuring proceeding the opportunity for substantive settlement discussions. On August 13, 1998, the PUC entered a tentative order approving a "Joint Petition for Full Settlement of PP&L, Inc.'s Restructuring Plan and Related Court Proceedings" (the "Settlement"). The tentative order is subject to a public comment period, and the final order of the PUC approving the Settlement is expected to be received prior to the Expiration Date. The receipt of such final order is a condition to the Offer. See Section 7. The terms and conditions of the Settlement represent a comprehensive resolution of all issues before the Pennsylvania Commonwealth Court and the U.S. District Court arising from challenges by certain parties, including PP&L, to the PUC's June 15 order.

  The Settlement contemplates that PP&L will be permitted to recover $2.97 billion (on a net present value basis) in transition costs over 11 years--i.e. from January 1, 1999 through December 31, 2009 (the "Transition Period"). The terms and conditions of the Settlement are described in more detail under "Certain Information Concerning the Company--The Settlement" in Section 10.

  As a result of the Settlement, PP&L recorded a total after-tax write-off of $948 million in the second quarter of 1998. This charge adjusts the value of PP&L's assets to a level which the Company anticipates will more closely reflect their value in the new competitive marketplace.

  Simultaneously, a new regulatory asset has been established on PP&L's books in the amount of $2.82 billion based on the amount of transition costs that PP&L expects to recover in revenues through a CTC during the Transition Period.

  The Company has developed a financial strategy that is intended to position the Company for the anticipated future competitive environment after giving effect to the Settlement, the related restructuring charge on PP&L's books and the collection of CTC revenues during the Transition Period. The Company's financial strategy includes:

    (a) a reduction in the Company's permanent capitalization to a level that is consistent with PP&L's restated asset values and the earning power of those assets;

    (b) a level of Common Stock dividends based on a targeted payout ratio of 45%-55% which will increase the Company's future financing flexibility;

    (c) the temporary use of a higher degree of leverage in the Company's capital structure during the Transition Period; and

    (d) maintenance of investment grade ratings on the senior debt securities of the Company and PP&L.

  As the electric utility industry transitions to a competitive environment, the Company anticipates the potential to achieve long-term returns on shareowner capital that exceed the returns that have been historically permitted in a fully regulated business environment. At the same time, the Company's business risks are expected to increase, resulting in an increase in the potential volatility in revenue and income streams. As such, a dividend payout ratio that is significantly lower than the 80%-90% payout ratio previously experienced by the Company and the electric utility industry in general is required to better position the Company to more effectively compete in the energy markets by increasing the Company's future financing flexibility. Accordingly, effective with the dividend payable October 1, 1998 to owners of record on September 10, 1998, the Company's quarterly Common Stock dividend will be reduced to $.25 per share ($1.00 annualized rate) from the previous level of $.4175 per share ($1.67 annualized rate). In addition to providing an increase in the Company's future financing flexibility, this dividend action positions the Company's Common Stock for potential increased growth in market value by retaining a proportionately higher level of earnings in the business for reinvestment. The Shares purchased pursuant to the Offer will receive the October 1 dividend.

  A reduction in the Company's permanent capitalization, as well as a temporary increase in leverage, is being effected through this Offer, which will be financed by Resources through the use of short-term debt. It is anticipated that the short-term debt used by Resources will be made available through the issuance of commercial paper by PP&L Capital Funding, Inc. ("Capital Funding"), the wholly-owned financing subsidiary of the Company.

  The price range established for the tender offer allows those shareowners seeking a more income-oriented investment the opportunity to exit their investment in the Company on potentially more favorable terms than would otherwise be available. However, shareowners who choose not to tender their shares are also in a position to potentially benefit from this transaction. Non-tendering shareowners will own a greater interest in a company with a potentially stronger earnings per share growth rate, subject to the Company's right to issue additional Shares and other equity securities in the future.

  In consideration of the Offer, the Board of Directors also took into account the expected financial impact of the Offer, including the Company's increased debt as a result of the Offer and the resulting increased interest expense. See the information under the caption "Summary Unaudited Consolidated Pro Forma Financial Data" in Section 10. The Company believes that, following completion of the Offer, its anticipated cash flow from operations, access to credit facilities, its cash and short-term investments will, taken together, be adequate for its needs for the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as regulatory developments, adverse effects on operations, or levels of capital or other expenditures, might have the effect of reducing the Company's available cash balances or might reduce or eliminate the availability of external financial resources.

  Although the Company has no current plans to acquire additional Shares other than through the Offer, the Company may in the future purchase additional Shares in the open market, in privately-negotiated transactions, through tender offers or otherwise. Any such purchase may be on the same terms or on terms which are more or less favorable to shareowners than the terms of the Offer. However, Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

  Shares the Company acquires pursuant to the Offer will be retained as treasury shares or will be cancelled and returned to the status of authorized but unissued shares and will be available for the Company to issue without further shareowner action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee or director benefit plans. Except for the issuance of Shares under the Dividend Reinvestment Plan and current employee or director benefit plans and pursuant to the Company's pending acquisition of Penn Fuel Gas Inc. (which is described in Section 10), the Company has no current plans for the reissuance of the Shares repurchased pursuant to the Offer or for the issuance of any other authorized but unissued shares of Common Stock.

  See Section 12 for information regarding certain effects of the Offer on the market for the Shares and on their registration under the Exchange Act.

3. PROCEDURES FOR TENDERING SHARES.

  Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering shareowner must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, SHAREOWNERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST EITHER (I) PROPERLY INDICATE, IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL, THE PRICE (IN MULTIPLES OF $0.25) AT WHICH THEIR SHARES ARE BEING TENDERED OR (II) ELECT TO HAVE SUCH SHAREOWNER'S SHARES PURCHASED AT A PRICE DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER BY CHECKING THE BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE OFFER" IN THE LETTER OF TRANSMITTAL. A SHAREOWNER WHO WISHES TO MAXIMIZE THE CHANCE THAT SUCH SHAREOWNER'S SHARES WILL BE PURCHASED AT THE RELEVANT PURCHASE PRICE SHOULD CHECK THE BOX ON THE LETTER OF TRANSMITTAL MARKED "SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE OFFER." NOTE THAT THIS ELECTION COULD RESULT IN SUCH SHAREOWNER'S SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $24.50 PER SHARE. A SHAREOWNER WHO WISHES TO INDICATE A SPECIFIC PRICE (IN MULTIPLES OF $0.25) AT WHICH SUCH SHAREOWNER'S SHARES ARE BEING TENDERED MUST CHECK A BOX UNDER THE SECTION IN THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY SHAREOWNER" IN THE TABLE LABELED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED." NOTE THAT THIS ELECTION COULD RESULT IN NO SHARES BEING PURCHASED AT THAT PRICE. Shareowners who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

  In order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 1, Odd Lot Owners who tender all of their Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company ("DTC") within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at DTC, either (i) a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section 3, shall include any participant in DTC whose name appears on a security position listing as the owner of the Shares) tendered therewith and such owner has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered owner, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC as described above), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREOWNER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

  If any Shares tendered and not withdrawn are not purchased, or if less than all Shares evidenced by a shareowner's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at DTC, such Shares will be credited to the appropriate account maintained by the tendering shareowner at DTC, in each case without expense to such shareowner.

  Backup Federal Income Tax Withholding. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a U.S. Owner (as defined in Section 14) pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the U.S. Owner provides such U.S. Owner's taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Therefore, each tendering U.S. Owner should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such U.S. Owner otherwise establishes to the satisfaction of the Depositary that such U.S. Owner is not subject to backup withholding. Certain U.S. Owners (including, among others, all corporations) are not subject to these backup withholding requirements. In addition, Non-U.S. Owners (as defined in Section 14) are not subject to these backup withholding requirements. In order for a Non-U.S. Owner to qualify as an exempt recipient, that Non-U.S. Owner must submit an IRS Form W-8 or a Substitute Form W-8. Such statements can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREOWNERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREOWNER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREOWNER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

  For a discussion of certain federal income tax consequences to tendering U.S. Owners, see Section 14.

  Withholding for Non-U.S. Owners. Even if a Non-U.S. Owner has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Owner or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-U.S. Owner must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Owner must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a shareowner's status as a Non-U.S. Owner and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Owner may be eligible to obtain a refund of all or a portion of any tax withheld if such shareowner meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Owners are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 15 of the Letter of Transmittal.

  Guaranteed Delivery. If a shareowner desires to tender Shares pursuant to the Offer and such shareowner cannot deliver certificates for such Shares to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (a) such tender is made by or through an Eligible Institution;

    (b) the Depositary receives by hand or mail, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

    (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

  Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares, and the Company's interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareowner or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

  Dividend Reinvestment Plan. The participants in the Dividend Reinvestment Plan will receive all documents furnished to shareowners generally in connection with the Offer. Participants in the Dividend Reinvestment Plan may use the Letter of Transmittal to instruct the administrator regarding the Offer by completing the box entitled "Dividend Reinvestment Plan Shares." Each participant may direct that all, some or none of the Shares credited to the participant's account under the Dividend Reinvestment Plan be tendered and the price at which such participant's Shares are to be tendered. Participants in the Dividend Reinvestment Plan are urged to read the Letter of Transmittal and related materials carefully.

  Employee Stock Ownership Plan Participants. If a participant in the ESOP desires to tender any of such participant's ESOP Shares credited to the participant's account under the ESOP pursuant to the Offer, such participant must instruct the Trustee of the ESOP to tender such Shares by properly completing, duly executing and returning to the Trustee the Direction Form sent to such participant by the Trustee. The Trustee will aggregate all such tenders and execute the requisite number of Letters of Transmittal on behalf of all participants desiring to tender Shares. DELIVERY OF A LETTER OF TRANSMITTAL BY A PARTICIPANT OF ESOP SHARES DOES NOT CONSTITUTE PROPER TENDER OF SUCH SHARES. PROPER TENDER OF ESOP SHARES CAN ONLY BE MADE BY THE TRUSTEE, WHO IS THE RECORD OWNER OF SUCH SHARES. THE DEADLINE FOR SUBMITTING DIRECTION FORMS TO THE TRUSTEE IS SET BY THE TRUSTEE AND IS EARLIER THAN THE EXPIRATION DATE.

  If a shareowner desires to tender non-ESOP Shares, as well as ESOP Shares, such shareowner must properly complete and duly execute a Letter of Transmittal for the non-ESOP Shares and deliver such Letter of Transmittal directly to the Depositary as well as following the directions provided by the Trustee for tendering ESOP Shares.

  Tendering Shareowner's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareowner's acceptance of the terms and conditions of the Offer, as well as the tendering shareowner's representation and warranty to the Company that (a) such shareowner has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise, and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareowner and the Company upon the terms and subject to the conditions of the Offer.

  Lost or Destroyed Certificates. Shareowners whose certificates for part or all of their Shares have been lost, stolen, misplaced or destroyed must so indicate in the box entitled "Description of Shares Tendered" in the Letter of Transmittal. Alternatively, such shareowners may contact the Depositary at
(800) 468-9716 for instructions as to the documents which will be required to be submitted together with the Letter of Transmittal in order to receive the stock certificate(s) representing the Shares. SUCH SHAREOWNERS ARE REQUESTED TO CONTACT THE DEPOSITARY IMMEDIATELY IN ORDER TO PERMIT TIMELY PROCESSING OF SUCH DOCUMENTATION.

4. WITHDRAWAL RIGHTS.

  Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Friday, October 9, 1998.

  For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareowner, the name of the registered owner, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareowner must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

  Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly re-tendered prior to the Expiration Date by again following one of the procedures described in Section 3.

  If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareowners are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

  Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will (i) determine a single Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering shareowners, and (ii) accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date (subject to the proration and odd lot provisions of the Offer). For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered at or below the Purchase

Price and not withdrawn (subject to the proration, odd lot provisions and conditional tender provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

  Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single Purchase Price per Share for up to 17,000,000 Shares (subject to increase or decrease as provided in Section 6) or such lesser number of Shares as are properly tendered at prices not in excess of $27.00 nor less than $24.50 per Share and not withdrawn as permitted in Section 4.

  The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareowners for the purpose of receiving payment from the Company and transmitting payment to the tendering shareowners.

  In the event of proration, the Company will determine the final proration factor and pay for those Shares tendered and accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence the payment for Shares purchased until approximately five NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with DTC by the participant therein who so delivered such Shares) to the tendering shareowner at the Company's expense as promptly as practicable after the Expiration Date. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

  The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

  ANY TENDERING SHAREOWNER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREOWNER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREOWNERS.

6. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

  The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by rules promulgated under the Exchange Act, which require that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareowners in a manner reasonably designed to inform shareowners of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by rules promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price range provided in this Offer or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 6, then in each case the Offer will be extended until the expiration of such period of ten business days.

7. CERTAIN CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after August 14, 1998 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly
  (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or
  (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on August 13, 1998;

    (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned after the date of this Offer that any person or "group" (within the meaning of Section 13(d) (3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares;

    (e) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries; or

    (f) The final order of the PUC approving the Settlement shall not have been received.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

8. PRICE RANGE OF SHARES; DIVIDENDS.

  The Shares are listed and traded on the NYSE and on the PhSE under the symbol "PPL." The following table sets forth, for the periods indicated, the high and low per Share sales prices as reported by The Wall Street Journal and the cash dividends paid per Share in each such fiscal quarter:

                                                    HIGH     LOW      DIVIDENDS
                                                    ----     ----     ---------
   1996:
   1st Quarter..................................... $ 26     $23 1/2   $0.4175
   2nd Quarter.....................................  24 1/2    22       0.4175
   3rd Quarter.....................................   24      21 5/8    0.4175
   4th Quarter.....................................  24 1/2   21 7/8    0.4175
   1997:
   1st Quarter..................................... $ 24     $ 20      $0.4175
   2nd Quarter.....................................  20 7/8    19       0.4175
   3rd Quarter.....................................  23 1/16  19 7/16   0.4175
   4th Quarter.....................................  24 1/4    20       0.4175
   1998:
   1st Quarter..................................... $23 3/4  $23 1/4   $0.4175
   2nd Quarter.....................................  22 7/8   22 1/2    0.4175
   3rd Quarter (through August 13, 1998)...........  24 1/2    22         0.25*

--------
* On August 13, 1998, the Company announced that the Common Stock dividend payable on October 1, 1998 to shareowners of record as of the close of business on September 10, 1998 will be at the reduced level of $.25 per Share. The Shares that are purchased in the Offer will be entitled to the October 1, 1998 dividend.

  On August 13, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the reported closing sales price per Share on the NYSE was $24.50. SHAREOWNERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

9. SOURCE AND AMOUNT OF FUNDS.

  Assuming the Company purchases 17,000,000 Shares pursuant to the Offer at a purchase price of $27.00 per Share, the Company expects the maximum aggregate cost to be approximately $461.0 million (including estimated fees and expenses). It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses with borrowings from the Company's subsidiary, Capital Funding. Capital Funding plans to issue commercial paper under its commercial paper program to finance the Offer. A portion of this commercial paper may be refinanced through the issuance of unsecured fixed rate debt under Capital Funding's Medium Term Note Program.

10. CERTAIN INFORMATION CONCERNING THE COMPANY.

  The Company is a holding company with headquarters in Allentown, Pennsylvania. Its subsidiaries include PP&L, which provides electricity delivery service in eastern and central Pennsylvania, sells retail electricity throughout Pennsylvania and markets wholesale electricity throughout the eastern United States; PP&L Global, Inc., an international independent power company; PP&L Spectrum, Inc., which markets energy-related services and products; Capital Funding, which engages in financing for the Company and its subsidiaries; H.T. Lyons, Inc., a heating, ventilating and air-conditioning firm; and McClure Company, a heating, ventilating and air-conditioning firm which the Company acquired on July 27, 1998.

  The Company's principal subsidiary, PP&L, was incorporated under the laws of the Commonwealth of Pennsylvania in 1920 and is an operating public utility providing electric service in central eastern Pennsylvania. PP&L serves approximately 1.2 million customers in a 10,000 square mile territory in 29 counties of central eastern Pennsylvania with a population of approximately
2.6 million persons. This service area has 129 communities with populations over 5,000, the largest cities of which are Allentown, Bethlehem, Harrisburg, Hazleton, Lancaster, Scranton, Wilkes-Barre and Williamsport. PP&L also offers electricity and other services to retail and wholesale customers throughout Pennsylvania and neighboring states.

  Both the Company and PP&L are exempt holding companies under the Public Utility Holding Company Act of 1935.

  PP&L Global, the Company's principal unregulated subsidiary, has investments and commitments of approximately $638 million in distribution, transmission and generation facilities in the United Kingdom, Bolivia, Peru, Argentina, Spain, Portugal, Chile and El Salvador. PP&L Global's major investments to date are South Western Electricity plc, a British regional electric utility company, Empresas Emel, S.A., a Chilean electric distribution holding company and DelSur, an El Salvadorian electric distribution company.

  In June 1997, the Company entered into an agreement with Penn Fuel Gas Inc. ("PFG"), a Pennsylvania corporation, pursuant to which the Company would acquire PFG in a stock-for-stock transaction. PFG, with nearly 100,000 customers in Pennsylvania and a few hundred customers in Maryland, distributes and stores natural gas and sells propane. The Company expects to issue Shares valued at about $121 million to complete the transaction. The exact number of Shares to be issued will be based on the market value of the Shares at the time of the closing of the acquisition. Such closing is expected to occur by August 31, 1998.

THE SETTLEMENT.

  PP&L and the other parties to the Settlement have requested that the PUC (i) approve the Settlement; (ii) amend the June 15 order consistent with the Settlement; (iii) approve the supplements to PP&L's tariff necessary to implement the Settlement; (iv) issue a Qualified Rate Order authorizing PP&L to securitize up to $2.85 billion of transition and related costs; and (v) pre-approve future transfers of PP&L generation assets at PP&L's discretion.

  The Customer Choice Act also permits the issuance of "transition bonds" securitized by customer revenues from an Intangible Transition Charge ("ITC") to finance the payment of transition costs. Proceeds of the transition bonds are required to be used "principally to reduce qualified stranded costs and related capitalization." The ITC is intended to recover the principal, interest and issuance, refinance and servicing costs and fees related to the transition bonds.

  The following are the major elements of the Settlement:

  1. PP&L is permitted to recover $2.97 billion (on a net present value basis) in transition costs over 11 years--i.e., from January 1, 1999 through December 31, 2009. PP&L is permitted a return of 10.86% on the unamortized balance of these transition costs.

  2. PP&L will reduce rates to all retail customers by 4% effective January 1, 1999 through December 31, 1999.

  3. One-third of PP&L customers will be able to choose their electric supplier on January 1, 1999, one-third on January 2, 1999, and the remainder on January 2, 2000. Beginning on January 1, 1999, PP&L will unbundle its retail electric rates to reflect separate prices for the transmission and distribution charges, the CTC (and, if applicable, the ITC), and a "shopping credit" for customers choosing an alternate electric supplier. PP&L's system average shopping credits for 1999 and 2000 will be 3.81 cents per kWh and 4.13 cents per kWh, respectively. These shopping credits vary among customer classes and will increase over the transition period to reflect decreases in the CTC.

  4. The cap on the generation component of rates is extended from December 31, 2005 until December 31, 2009. The cap on the transmission and distribution component of rates is extended from June 30, 2001 until December 31, 2004.

  5. PP&L will recover its nuclear plant decomissioning costs through the CTC. PP&L may seek an exception to the rate cap for increases in these decomissioning costs, but agrees not to recover more than 96% of such increased amount.

  6. PP&L will seek to securitize up to $2.85 billion in transition and related costs, and a proposed PUC Qualified Rate Order authorizing this securitization is included in the Settlement. The Settlement would require 75% of the savings from securitization to be passed back to customers, while 25% would be retained by PP&L. The costs of issuing the transition bonds and refinancing outstanding debt and equity will be reflected in the ITC to be charged to all customers. As with the CTC, the ITC must terminate by the end of the transition period; also, the ITC will offset the CTC on customer bills.

  7. On January 1, 2002, 20% of all PP&L's residential customers will be assigned to a provider of last resort other than PP&L or an affiliate of PP&L. These customers will be selected at random, and the supplier will be selected on the basis of a PUC-approved bidding process.

  8. Effective on January 1, 1999, alternate electric generation suppliers can provide metering and billing service to PP&L's commercial and industrial customers; effective on January 1, 1999, such alternate suppliers can provide certain metering service to PP&L's residential customers; and effective on January 1, 2000, PP&L's residential customers can choose their billing service as well from such alternate suppliers.

  9. PP&L will transfer its retail marketing function to a separate affiliated corporation by September 15, 1998.

  10. PP&L is permitted, but not required, to transfer ownership and operation of its generating facilities to a separate corporate entity at book value.

  11. PP&L will spend approximately $16 million annually on assistance and energy conservation for low-income customers.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for the twelve months ended June 30, 1998 was derived from the unaudited financial statements of the Company filed as part of the Company's Quarterly Report on Form 10-Q for such period, which is incorporated herein by reference. The historical financial information for the fiscal year ended December 31, 1997 and December 31, 1996 was derived from the audited consolidated financial statements of the Company filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Company's 1997 Annual Report"), which is incorporated herein by reference, and other information and data contained in such report. More comprehensive financial information is included or incorporated by reference in the Company's reports on Form 10-Q and Form 10-K referred to above and the financial information which follows is qualified in its entirety by reference to such reports, and all of the financial statements and related notes contained or incorporated by reference therein, copies of which may be obtained as set forth below under the caption "--Additional Information."

                                 TWELVE MONTHS
                                     ENDED            FISCAL YEAR ENDED
                                 JUNE 30, 1998   ----------------------------
                                  (UNAUDITED)    DEC. 31, 1997  DEC. 31, 1996
                                 -------------   -------------  -------------
                                    (IN MILLIONS, EXCEPT COMMON STOCK DATA)
INCOME ITEMS(a)
 Operating revenues.............   $  3,308        $  3,078(b)    $  2,926(b)
 Operating income...............        755             801(b)         809(b)
 Extraordinary items (net of
  taxes)........................       (948)
 Net Income.....................       (679)            296            329
BALANCE SHEET ITEMS(a)(c)
 Property, plant and equipment,
  net...........................      4,325           6,820          6,960
 Total assets...................      9,199           9,485          9,670
 Long-term debt.................      2,730           2,735          2,832
 Short-term debt................        397             135            144
 Company-obligated mandatorily
  redeemable preferred
  securities of subsidiary
  trusts holding solely company
  debentures....................        250             250
 Preferred stock
  With sinking fund
   requirements.................         47              47            295
  Without sinking fund
   requirements.................         50              50            171
 Common equity..................      1,907           2,809          2,745
COMMON STOCK DATA(a)
 Number of shares outstanding--
  thousands(c)..................    167,641         166,248        162,665
 Earnings per share.............   $  (4.08)       $   1.80       $   2.05
 Earnings per share excluding
  extraordinary items...........       1.62
 Dividend payout ratio--%.......        103 (d)          93             82
 Price earnings ratio(e)........      13.59 (d)       13.30          11.22

--------
(a) 1998 earnings were affected by the financial impacts of the Settlement (shown as extraordinary items). 1997 earnings were affected by several one-time adjustments. These extraordinary items and adjustments affected net income, certain balance sheet items and certain items under Common Stock Data.
(b) These amounts have been restated to conform to the presentation in the Company's June 30, 1998 financial statements. The presentation has been modified to better reflect the changing nature of the business from a regulated electric utility to a full-service provider of retail and wholesale energy and related products and services. The revenues and expenses of PP&L Global, PP&L Spectrum and H.T. Lyons are now reflected in "Operating Income." Previously, the results of these non-regulated affiliates were included in "Other Income and (Deductions)."
(c) At period-end.
(d) Excluding extraordinary items.
(e) Based on period-end market prices.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

  The following summary unaudited consolidated pro forma financial data gives effect to the purchase of Shares pursuant to the Offer and the reduction in the dividend on the Shares, based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Data, and gives effect to the purchase of Shares pursuant to the Offer as if it had occurred at the beginning of the period presented, with respect to Income Items and Common Stock Data, and on June 30, 1998, with respect to Balance Sheet Items. The summary unaudited consolidated pro forma financial data should be read in conjunction with the summary consolidated historical financial information and do not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the Shares pursuant to the Offer and the reduction in the dividend on the Shares been completed at the dates indicated.

                                                 TWELVE MONTHS ENDED
                                                    JUNE 30, 1998
                                                     (UNAUDITED)
                                              -------------------------------
                                                ACTUAL         PRO FORMA(A)
                                              ------------    ---------------
                                                    (IN MILLIONS,
                                              EXCEPT COMMON STOCK DATA)
INCOME ITEMS (B)
 Operating revenues.......................... $      3,308      $      3,308
 Operating income............................          755               755
 Extraordinary items (net of taxes)..........         (948)             (948)
 Net Income..................................         (679)             (695)
BALANCE SHEET ITEMS (B) (C)
 Property, plant and equipment, net..........        4,325             4,325
 Total assets................................        9,199             9,311
 Long-term debt..............................        2,730             2,730
 Short-term debt.............................          397               858
 Company-obligated mandatorily redeemable
  preferred
  securities of subsidiary trusts holding
  solely company debentures..................          250               250
 Preferred stock
  With sinking fund requirements.............           47                47
  Without sinking fund requirements..........           50                50
 Common equity...............................        1,907             1,558
COMMON STOCK DATA (B)
 Number of shares outstanding--thousands(c)..      167,641           150,641
 Earnings per share.......................... $      (4.08)     $      (4.66)
 Earnings per share excluding extraordinary
  items......................................         1.62              1.70
 Dividend payout ratio--%....................          103(d)             59(d)
 Price earnings ratio (e)....................        13.59(d)          13.27(d)

--------
(a) The following assumptions were made in developing the summary unaudited consolidated pro forma financial data presented above:
  (i) a reduction of the quarterly dividend to $.25 per Share;
  (ii) a total of 17,000,000 Shares are purchased at the maximum offer price of $27.00 per Share;
  (iii) expenses related to the Offer total $2,000,000.
  (iv) the aggregate Purchase Price and Offer expenses are financed through additional borrowings at an average interest rate of 5.75% per annum; and
  (v) marginal tax rates of 41.5%.
  The summary unaudited consolidated pro forma financial data does not give effect to the Company's pending acquisition of PFG.
(b) Earnings for this period were affected by the financial impacts of the Settlement (shown as extraordinary items) and several unrelated one-time adjustments. These extraordinary items and adjustments affected net income, certain balance sheet items and certain items under Common Stock Data.
(c) At period-end.
(d) Excluding extraordinary items.
(e) Based on period-end market prices.

ADDITIONAL INFORMATION.

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The Company also has filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer.

  Such reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Schedule 13E-4 will not be available at the Commission's Regional Offices. The Commission maintains a Web site (http://www.sec.com) that contains reports and other information regarding the Company. In addition, reports and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PhSE, 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company undertakes to provide without charge to each person, including any beneficial owner, to whom this Offer to Purchase is delivered, upon written or oral request of such person, copies of its Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Report on Form 10-Q for the period ended June 30, 1998, other than exhibits thereto. Such requests should be directed to PP&L, Two North Ninth Street, Allentown, PA 18101,
Attention: Investor Services Department (800/345-3085).

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

  As of August 13, 1998, the Company had issued and outstanding 168,287,225 Shares. The 17,000,000 Shares that the Company is offering to purchase represent approximately 10% of the Shares then outstanding. As of August 13, 1998, the Company's directors and executive officers as a group (15 persons) beneficially owned an aggregate of 151,957 Shares, representing less than 1% of the outstanding Shares. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer. If the Company purchases 17,000,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially less than 1% of the outstanding Shares immediately after the Offer.

  Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any associate or subsidiary of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof except for issuances of new Shares pursuant to the Dividend Reinvestment Plan.

  Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

  The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareowners. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE and the PhSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NYSE or the PhSE.

  The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareowners and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareowners. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

  The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 7.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

  The following discussion describes certain United States federal income tax consequences relevant to the Offer. Except where noted, it deals only with Shares held as capital assets and does not deal with special situations, such as those of dealers in securities or commodities, traders in securities that elect to mark to market, financial institutions, tax-exempt entities, life insurance companies, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle or shareowners whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. EACH SHAREOWNER SHOULD CONSULT HIS OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

  As used herein, a "U.S. Owner" of Shares means a shareowner that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Code. A "Non-U.S. Owner" is a shareowner that is not a U.S. Owner.

  Consequences to Tendering Shareowners of Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a U.S. Owner will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the U.S. Owner will, depending on such U.S. Owner's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

  Under Section 302 of the Code, a U.S. Owner will recognize gain or loss from the disposition of Shares exchanged for cash if the exchange (i) results in a "complete termination" of all such U.S. Owner's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such U.S. Owner, or (iii) is "not essentially equivalent to a dividend" with respect to such U.S. Owner. In applying each of the Section 302 tests, a U.S. Owner in general is deemed to own the Shares actually or constructively owned by certain related individuals and entities. For example, an individual U.S. Owner is generally considered to own the Shares owned directly or indirectly by or for his or her spouse, his or her children, grandchildren and parents. In addition, a U.S. Owner is considered to own a proportionate number of the Shares owned by trusts or estates in which the U.S. Owner has a beneficial interest, by partnerships in which the U.S. Owner is a partner, and by corporations in which the U.S. Owner owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareowners of corporations may be considered owned by these entities. A U.S. Owner, generally, also will be deemed to own Shares which the U.S. Owner has the right to acquire by exercise of an option.

  A U.S. Owner who exchanges all Shares actually or constructively owned by such U.S. Owner for cash pursuant to the Offer will be regarded as having completely terminated such U.S. Owner's equity interest in the Company. A U.S. Owner who exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in the Company if certain technical requirements are met. Among other requirements, a U.S. Owner must include a statement with his or her 1998 federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A U.S. Owner wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor.

  An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a U.S. Owner if the percentage of the then outstanding Shares actually or constructively owned by such U.S. Owner immediately after the exchange is less than 80% of the percentage of the Shares owned by such U.S. Owner immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the U.S. Owner may nonetheless satisfy the "not essentially equivalent to a dividend" test.

  A U.S. Owner who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such U.S. Owner's tax advisor because this test will be met only if the reduction in such U.S. Owner's proportionate interest in the Company constitutes a "meaningful reduction" given such U.S. Owner's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareowner whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

  If a U.S. Owner sells Shares to persons other than the Company at or about the time such U.S. Owner also sells shares to the Company pursuant to the Offer, and the various sales effected by the U.S. Owner are part of an overall plan to reduce or terminate such U.S. Owner's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the U.S. Owner's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the U.S. Owner satisfies any of the three tests described above. A U.S. Owner should consult his or her tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such U.S. Owner's sale of Shares to the Company pursuant to the Offer.

  If a U.S. Owner is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Owner's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

  Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A U.S. Owner may be able to designate (generally through such U.S. Owner's broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such U.S. Owner's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each U.S. Owner should consult such U.S. Owner's tax advisor concerning the mechanics and desirability of such a designation.

  If a U.S. Owner is not treated under the Section 302 tests as recognizing gain or loss from the disposition of Shares exchanged for cash, the entire amount of cash received by such U.S. Owner in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which the Company believes it has). Such a dividend will be includible in the U.S. Owner's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The U.S. Owner's tax basis in the Shares exchanged, however, will be added to such U.S. Owner's tax basis in the remaining Shares that such U.S. Owner owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Owner, it will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to applicable limitations under the Code). If a dividends-received deduction is available, it is expected that the dividend will constitute an "extraordinary dividend" under Section 1059 of the Code. As a result, a corporate U.S. Owner generally will be required to reduce its tax basis in its Shares (but not below zero) by the extent of the non-taxed portion of the dividend (i.e. the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate U.S. Owner's tax basis in the Shares, the excess will be treated as gain resulting from the sale of the Shares. A corporate U.S. Owner should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

  The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a U.S. Owner can be given no assurance that a sufficient number of such U.S. Owner's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

  Consequences to Shareowners Who do not Tender Pursuant to the Offer. Shareowners who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

  See Section 3 with respect to the application of backup withholding on payments made to all shareowners and federal income tax withholding to payments made to Non-U.S. Owners.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREOWNER IS URGED TO CONSULT SUCH OWNER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. FEES AND EXPENSES.

  The Company has retained Merrill Lynch to act as financial advisor and Dealer Manager in connection with the Offer. Merrill Lynch will receive an advisory fee for its services of $150,000 plus $.07 for each Share purchased by the Company pursuant to the Offer. The Company also has agreed to reimburse Merrill Lynch for certain out-of-pocket expenses incurred in connection with the Offer, and to indemnify Merrill Lynch against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Merrill Lynch has been retained by the Company to render, and in the past has rendered, various investment banking and other advisory services to the Company, for which it has received compensation, and may render similar services to the Company in the future.

  The Company has retained Innisfree M&A Incorporated to act as Information Agent and Norwest Bank Minnesota, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact shareowners by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareowners to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

  No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16. MISCELLANEOUS.

  The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the owners of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          PP&L RESOURCES, INC.

  The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareowner or such shareowner's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS

                         NORWEST BANK MINNESOTA, N.A.

        By Mail:            By Hand or By Overnight    By Hand New York Drop:
                                   Courier:



 Norwest Bank Minnesota,                                The Depository Trust
          N.A.              Norwest Bank Minnesota,            Company
     P.O. Box 64858                  N.A.               55 Water Street, 1st
   St. Paul, Minnesota    161 North Concord Exchange            Floor
       55164-0858          South St. Paul, Minnesota     New York, New York
       Attention:                 55075-1139                 10041-0099
     Reorganization
       Department

                           Attention: Reorganization
                                  Department
        Facsimile Transmission:             Confirm Receipt of Notice of

                                          Guaranteed Delivery by Telephone
            (612) 450-4163


                                                   (612) 450-4110
 Questions or Requests for Assistance              (612) 450-4108

            (800) 468-9716

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. Shareowners may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                          INNISFREE M&A INCORPORATED
                              501 Madison Avenue
                           New York, New York 10022
                         Call Toll Free:(888) 750-5835
                          Banks and Brokerage Firms,
                          Please Call:(212) 750-5833

                     THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.
                            World Financial Center
                                  North Tower
                           New York, New York 10281
                         (212) 449-8971 (call collect)